OMB APPROVAL
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                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                      BURNHAM PACIFIC PROPERTIES, INC.
                              (Name of Issuer)
             Shares of Common Stock, par value $0.01 per share
                       (Title of Class of Securities)
                                 12232C108
                               (CUSIP Number)
                           Allen Curtis Greer II
                     Westbrook Real Estate Counsel, LLC

                            265 Franklin Street
                                 Suite 1800

                        Boston, Massachusetts 02110

                               (617) 488-6103

                              with a copy to:

                              George F. Schoen
                          Cravath, Swaine & Moore

                             825 Eighth Avenue
                             New York, NY 10019

                               (212) 474-1740
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)
                              August 15, 2000

          (Date of Event which Requires Filing of this Statement) If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box |_|. NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (2-98)

CUSIP NO. 12232C108.

CUSIP NO. 12232C108                 13D                  Page 2 of 28 Pages

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          WESTBROOK REAL ESTATE PARTNERS, L.L.C.--I.R.S. IDENTIFICATION NO.__

-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          WC
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
-------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              0
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               4,552,828
   REPORTING      -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               0
                  -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         4,552,828

-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,552,828
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       12.36%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       OO
-------------------------------------------------------------------------------

CUSIP NO. 12232C108                 13D                  Page 3 of 28 Pages

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          WESTBROOK REAL ESTATE PARTNERS MANAGEMENT II, L.L.C.--I.R.S. IDENTIFICATION NO.__

-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          AF
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
-------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              0
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               4,552,828
   REPORTING      -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               0
                  -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         4,552,828

-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,552,828
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       12.36%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       OO
-------------------------------------------------------------------------------

CUSIP NO. 12232C108                 13D                  Page 4 of 28 Pages

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          WESTBROOK REAL ESTATE FUND II, L.P.--I.R.S. IDENTIFICATION NO.__

-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          WC
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
-------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              0
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               4,552,828
   REPORTING      -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               0
                  -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         4,552,828

-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,552,828
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       12.36%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN
-------------------------------------------------------------------------------

CUSIP NO. 12232C108                 13D                  Page 5 of 28 Pages

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          WESTBROOK REAL ESTATE CO-INVESTMENT PARTNERS II, L.P.
          --I.R.S. IDENTIFICATION NO.__

-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          WC
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
-------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              0
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               4,552,828
   REPORTING      -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               0
                  -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         4,552,828

-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,552,828
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       12.36%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN
-------------------------------------------------------------------------------

CUSIP NO. 12232C108                 13D                  Page 6 of 28 Pages

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          WESTBROOK BURNHAM HOLDINGS, L.L.C.--I.R.S. IDENTIFICATION NO.__

-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          WC
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
-------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              0
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               4,552,828
   REPORTING      -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               0
                  -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         4,552,828

-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,552,828
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       12.36%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       OO
-------------------------------------------------------------------------------

CUSIP NO. 12232C108                 13D                  Page 7 of 28 Pages

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          WESTBROOK BURNHAM CO-HOLDINGS, L.L.C.--I.R.S. IDENTIFICATION NO.__

-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          WC
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
-------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              0
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               4,552,828
   REPORTING      -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               0
                  -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         4,552,828

-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,552,828
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       12.36%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       OO
-------------------------------------------------------------------------------

CUSIP NO. 12232C108                 13D                  Page 8 of 28 Pages

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          GREGORY J. HARTMAN

-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          AF
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
-------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              0
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               4,552,828
   REPORTING      -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               0
                  -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         4,552,828

-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,552,828
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       12.36%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
-------------------------------------------------------------------------------

CUSIP NO. 12232C108                 13D                  Page 9 of 28 Pages

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          PAUL D. KAZILIONIS

-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          AF
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
-------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              0
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               4,552,828
   REPORTING      -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               0
                  -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         4,552,828

-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,552,828
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       12.36%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
-------------------------------------------------------------------------------

CUSIP NO. 12232C108                 13D                  Page 10 of 28 Pages

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          JONATHAN H. PAUL

-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          AF
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
-------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              0
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               4,552,828
   REPORTING      -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               0
                  -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         4,552,828

-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,552,828
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       12.36%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
-------------------------------------------------------------------------------

CUSIP NO. 12232C108                 13D                  Page 11 of 28 Pages

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          WILLIAM H. WALTON III

-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          AF
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
-------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              0
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               4,552,828
   REPORTING      -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               0
                  -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         4,552,828

-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,552,828
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       12.36%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
-------------------------------------------------------------------------------

CUSIP NO. 12232C108                 13D                  Page 12 of 28 Pages

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          PATRICK K. FOX

-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          AF
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
-------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              0
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               4,552,828
   REPORTING      -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               0
                  -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         4,552,828

-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,552,828
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       12.36%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
-------------------------------------------------------------------------------

CUSIP NO. 12232C108                 13D                  Page 13 of 28 Pages

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          KEITH GELB

-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          AF
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
-------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              0
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               4,552,828
   REPORTING      -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               0
                  -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         4,552,828

-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,552,828
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       12.36%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
-------------------------------------------------------------------------------

                               SCHEDULE 13D


CUSIP No. 12232C108                                   Page 14 of 28 Pages



          This Amendment No. 2 ("Amendment No. 2") amends and supplements the Statement on Schedule 13D ("Schedule 13D"), filed on January 13, 2000, by (i) Westbrook Real Estate Partners, L.L.C., a Delaware limited liability company ("WREP"), (ii) Westbrook Real Estate Partners Management II, L.L.C., a Delaware limited liability company ("WREM II"), (iii) Westbrook Real Estate Fund II, L.P., a Delaware limited partnership ("WREF II"), (iv) Westbrook Real Estate Co-Investment Partnership II, L.P., a Delaware limited partnership ("WRECIP II"), (v) Westbrook Burnham Holdings, L.L.C., a Delaware limited liability company ("Holdings"), (vi) Westbrook Burnham Co-Holdings, L.L.C., a Delaware limited liability company ("Co-Holdings"),
(vii) Gregory J. Hartman ("Hartman"), a member of WREP, (viii) Paul D. Kazilionis ("Kazilionis"), a member of WREP, (ix) Jonathan H. Paul ("Paul"), a member of WREP, (x) William H. Walton III ("Walton"), a member of WREP, (xi) Patrick K. Fox ("Fox"), a member of WREP, and (xii) Keith B. Gelb ("Gelb")(a member of WREP. WREP, WREM II, WREF II, WRECIP II, Holdings, Co- Holdings, Hartman, Kazilionis, Paul, Walton, Fox and Gelb are sometimes referred to collectively herein as the "Reporting Persons" or "Westbrook".

Item 1.    Security and Issuer.

          This statement on Schedule 13D (this "Schedule 13D") relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Burnham Pacific Properties, Inc., a Maryland corporation (the "Issuer" or "Burnham"). The principal executive offices of the Issuer are located at 110 West "A" Street, San Diego, California 92101.

Item 4.    Purpose of the Transaction.

          The information set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

On August 15, 2000, Holdings, Co-Holdings, Blackacre SMC Master Holdings, L.P. ("Blackacre SMC"), Blackacre SMC II Holdings, LLC ("Blackacre SMC II", and, together with Blackacre SMC, "Blackacre") and Burnham entered into a letter of intent (the "Letter of Intent"), which sets forth non-binding agreements in principle regarding certain matters, including (a) amending Burnham's by-laws to extend the deadline for submission of board nominations and shareholder proposals, (b) reducing severance packages of senior management and decreasing operating costs in general, (c) enhancing Westbrook's and Blackacre's observation rights with respect to meetings of the board of directors of Burnham, (d) formulating a plan of liquidation for Burnham's assets, (e) the timing of the next annual meeting of Burnham's shareholders, (f) modifying certain rights, and the exercise of certain rights, of Westbrook and Blackacre under their respective preferred equity investments and (g) identifying and supporting the election of individuals to serve on the board of directors of Burnham. A copy of the Letter of Intent is attached hereto as Exhibit 7.4 and is incorporated

CUSIP No. 12232C108                                   Page 15 of 28 Pages


herein by reference. This item 4 is qualified in its entirety by reference to the complete text of the Letter of Intent.

Westbrook, Blackacre and Burnham are currently working towards a definitive agreement regarding the matters set forth in the Letter of Intent. There can be no assurance, however, that such a definitive agreement will be entered into, or, if entered into, that such a definitive agreement will not differ materially from the agreements in principle set forth in the Letter of Intent.

Westbrook views the recent determination by Burnham's Board of Directors (the "Board") to attempt to slash operating expenses, change management and propose to liquidate the assets of Burnham as a positive turn of events. These steps are or, when implemented, will be in the best interests of all of Burnham's stockholders in light of the strength of the California real estate markets. Westbrook believes that management issues and stockholder strife have suppressed the price of Burnham shares on the market, and that a liquidation is the best avenue to unlock the value of Burnham's assets. Westbrook expects to work with the existing members of the Board as well as any new members elected at Burnham's upcoming annual meeting so that Burnham may effect an orderly liquidation of Burnham's assets.

Westbrook believes that it is in the interest of all stockholders to create a stable corporate environment while Burnham makes the transition from an operating company to a final disposition of its assets. In this regard, Westbrook has indicated its willingness to refrain for a limited period of time from electing to receive the change of control preference to which Westbrook is entitled under the terms of Westbrook's preferred stock investment. Westbrook has also indicated its interest in assisting the Board in the evaluation of potential third-party liquidators and their plans for unlocking the value inherent in Burnham's portfolio.

Except as set forth above and in the Schedule 13D, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of item 4.

Item 7.    Material to be Filed as Exhibits.


     Exhibit                    Description
     -------                    -----------

       7.4 Non-binding Letter of Intent by and among Holdings, Co-Holdings, the Issuer and
                   Blackacre.

CUSIP No. 12232C108                                   Page 16 of 28 Pages


Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    August 21, 2000


                                             WESTBROOK REAL ESTATE PARTNERS,
                                             L.L.C.



                                             By:  /s/ Patrick K. Fox
                                                  -------------------------
                                                  Name:  Patrick K. Fox
                                                  Title:  Attorney-in-Fact

CUSIP No. 12232C108                                   Page 17 of 28 Pages



Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    August 21, 2000



                                             WESTBROOK REAL ESTATE PARTNERS
                                             MANAGEMENT II, L.L.C.


                                             By:  /s/ Patrick K. Fox
                                                  -------------------------
                                                  Name:  Patrick K. Fox
                                                  Title:  Attorney-in-Fact

CUSIP No. 12232C108                                   Page 18 of 28 Pages


Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    August 21, 2000


                                            WESTBROOK REAL ESTATE FUND II, L.P.

                                            By:  /s/ Patrick K. Fox
                                                 -------------------------
                                                 Name:  Patrick K. Fox
                                                 Title:  Attorney-in-Fact

CUSIP No. 12232C108                                   Page 19 of 28 Pages

Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    August 21, 2000



                                            WESTBROOK REAL ESTATE CO-INVESTMENT
                                            PARTNERSHIP II, L.P.


                                            By:  /s/ Patrick K. Fox
                                                 -------------------------
                                                 Name:  Patrick K. Fox
                                                 Title:  Attorney-in-Fact

CUSIP No. 12232C108                                   Page 20 of 28 Pages


Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    August 21, 2000



                                             WESTBROOK BURNHAM HOLDINGS, L.L.C.


                                             By:  /s/ Patrick K. Fox
                                                  -------------------------
                                                  Name:  Patrick K. Fox
                                                  Title:  Attorney-in-Fact

CUSIP No. 12232C108                                   Page 21 of 28 Pages

Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    August 21, 2000



                                           WESTBROOK BURNHAM CO-HOLDINGS, L.L.C.


                                           By:  /s/ Patrick K. Fox
                                                -------------------------
                                                Name:  Patrick K. Fox
                                                Title:  Attorney-in-Fact

CUSIP No. 12232C108                                   Page 22 of 28 Pages



Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    August 21, 2000

                                             GREGORY J. HARTMAN


                                             By:  /s/ Patrick K. Fox
                                                  -------------------------
                                                  Name:  Patrick K. Fox
                                                  Title:  Attorney-in-Fact

CUSIP No. 12232C108                                   Page 23 of 28 Pages


Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     August 21, 2000

                                             PAUL D. KAZILIONIS


                                             By:  /s/ Patrick K. Fox
                                                  -------------------------
                                                  Name:  Patrick K. Fox
                                                  Title:  Attorney-in-Fact

CUSIP No. 12232C108                                   Page 24 of 28 Pages


Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    August 21, 2000

                                             JONATHAN H. PAUL


                                             By:  /s/ Patrick K. Fox
                                                  -------------------------
                                                  Name:  Patrick K. Fox
                                                  Title:  Attorney-in-Fact

CUSIP No. 12232C108                                   Page 25 of 28 Pages


Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    August 21, 2000

                                             WILLIAM H. WALTON III


                                             By:  /s/ Patrick K. Fox
                                                  -------------------------
                                                  Name:  Patrick K. Fox
                                                  Title:  Attorney-in-Fact

CUSIP No. 12232C108                                   Page 26 of 28 Pages


Signature.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    August 21, 2000




                                             /s/ Patrick K. Fox
                                             ------------------
                                             Patrick K. Fox

CUSIP No. 12232C108                                   Page 27 of 28 Pages


Signature.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    August 21, 2000

                                             KEITH GELB


                                             /s/ Patrick K. Fox
                                             ------------------
                                             Name:  Patrick K. Fox
                                             Title:  Attorney-in-Fact

                                                                Exhibit 7.4



                              August 13, 2000




Burnham Pacific Properties, Inc.            Westbrook Burnham Holdings, Inc.
100 Bush Street, 24th Floor                 Westbrook Burnham Co-Holdings, Inc.
San Francisco, CA  94104                    265 Franklin Street, suite 1900
                                            Boston, MA  02110

Blackacre SMC Master Holdings, L.P.
Blackacre SMC II Holdings, LLC
450 Park Avenue
New York, NY 10022


          This letter confirms the discussions that we have had to date relating to the proposed liquidation of Burnham Pacific Properties, Inc. (the "Company"), as more fully described in the Summary of Agreements attached hereto as Exhibit A, and documents the intention of each of the undersigned to negotiate in good faith, from the date hereof until August 24, 2000, definitive documentation regarding the agreements set forth in the Summary of Agreements.

          The parties hereto hereby agree that the Company shall issue, not later than August 15, 2000, a press release describing the Company's proposed liquidation and agreement in principle with the other parties hereto, which shall be as attached hereto as Exhibit B or in other form acceptable to each of the parties hereto.

          This letter and the Summary of Agreements are intended to, and will be construed only as, summarizing our discussions to the date hereof and do not in any way whatsoever constitute, nor are they intended to be,
(a) a legally binding agreement or (b) a legally binding agreement to enter into an agreement, except as to the obligation to issue the press release as referenced above.

          No amendment or modification of this letter agreement shall be binding upon any party unless approved in writing by such party. This letter agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to applicable principles of conflict of laws.

                                       BURNHAM PACIFIC PROPERTIES, INC.


                                       by /s/ Scott C. Verges
                                          -------------------
                                           Name:  Scott C. Verges
                                           Title: Secretary

                                       WESTBROOK BURNHAM HOLDINGS, L.L.C. AND
                                       WESTBROOK BURNHAM
                                       CO-HOLDINGS, L.L.C.,

                                       by /s/ A.C. Greer
                                          --------------
                                           Name:  A. C. Greer
                                           Title:  Authorized Signatory

                                       BLACKACRE SMC MASTER HOLDINGS, L.P.
                                       AND BLACKACRE SMC II HOLDINGS, LLC,

                                       By:  Blackacre Capital Group L.P.
                                            By: Blackacre Capital Management
                                                Corp., its general partner


                                       by /s/ Ronald Kravit
                                          -----------------
                                          Name: Ronald Kravit
                                          Title:

                                                                  EXHIBIT A

                           Summary of Agreements

1. The bylaws of Burnham Pacific Properties, Inc. (the "Company") shall be amended to postpone the deadline for timely notice of board nominations or shareholder proposals for ten (10) days from the deadline that is currently in effect, so that the new effective notice date will be August 29, 2000. Such amendment shall be confirmed by a certificate of the Secretary of the Corporation and an opinion of counsel satisfactory to Westbrook Burnham Holdings, L.L.C., Westbrook Burnham Co-Holdings L.L.C., Blackacre SMC Master Holdings, L.P. and Blackacre SMC II Holdings, LLC (collectively, the "Preferred Shareholders").

2. The board of directors of the Company (the "Board") shall accept the resignation of J. David Martin as Director and as President and Chief Executive Officer, with severance package payments not to exceed an aggregate of $1.575 million paid over three years, except as accelerated in a change of control, and COBRA benefits at a total cost to the Company of approximately $28,000. The Board shall appoint Scott Verges as the interim Chief Executive Officer of the Company, to serve at least until the next annual meeting of the Company's shareholders. All meetings of the Board will be open to the exercise by the Preferred Shareholders of observation rights, and the Board will not exclude Preferred Shareholders under any claim of executive session; provided that the Board may exclude the Preferred Shareholders solely from that portion of such meetings where (a) arrangements between the Company, on the one hand, and the Preferred Shareholders, on the other hand, or specific actions with respect to the Preferred Shareholders are being discussed or (b) the presence of the Company's counsel is required in order to counsel or advise the Board on pending or ongoing litigation and the presence of the Preferred Shareholders would eliminate the attorney-client privilege between the Company and such counsel.

3. Subject to applicable legal and contractual limitations, the Company shall use its reasonable efforts to negotiate decreased severance packages for senior management reasonably acceptable to the Preferred Shareholders and to reduce staff as appropriate for liquidation.

4.  [Intentionally omitted.]

5. The Board shall propose a plan of liquidation (the "Plan") at the next shareholder meeting of the Company which shall occur no later than November 14, 2000, unless (a) the Company has been enjoined by a court of competent jurisdiction from holding such meeting and is contesting such injunction diligently and in good faith or (b) the Board makes a good faith determination (such determination to be supported by an opinion of Goodwin, Procter & Hoar, LLP, or other counsel reasonably acceptable to the Preferred Shareholders) that, in order to comply with the Board's fiduciary or other duties owed to the Company's shareholders, the Board or the Company's shareholders need additional time to consider a bona fide proposal for the sale of all or substantially all of the Company's assets, merger, reorganization or other comparable transaction, in which case such meeting shall be delayed until the Company is no longer so enjoined or until the Board has satisfied its fiduciary obligations, as the case may be. No such delay shall affect any exercise of rights on or after November 14, 2000. The Board and the Preferred Shareholders will work jointly to prepare such a plan of liquidation, or a summary of such a plan, to be attached to and incorporated by reference in the definitive agreement between the Company and the Preferred Shareholders.

6.  [Intentionally omitted].

7. The Articles Supplementary (the "Articles") relating to the Series 1997-A Convertible Preferred Stock (the "Preferred Stock") shall be amended to provide that if the Plan is not approved by the Company's shareholders prior to November 14, 2000, then the Preferred

                                                                  EXHIBIT A

Shareholders shall then and thereafter be entitled to elect a Change of Control Preference (as defined in the Articles). The Preferred Shareholders shall agree not to reinstate their election of Change of Control Preference which is currently suspended, unless approval of the Plan does not occur as aforesaid. The Preferred Shareholders shall further agree that from the date hereof until November 14, 2000, they shall not deliver an election of Change of Control relating to the Plan or any proposal other than the Plan unless such other proposal is supported by the Board or unless approval of the Plan does not occur as aforesaid.

8. The Articles shall also be amended to provide that the Preferred Stock shall be redeemable at the option of the Preferred Shareholders on or after September 30, 2001 at a price equal to the Change of Control Preference.

9. In lieu of amending the Articles Supplementary, the Company may offer to issue to the Preferred Shareholders, in exchange for their Preferred Stock, a new series of preferred stock that has the same terms as the Preferred Stock as amended by the amendments described herein.

10. If the Plan is approved by the requisite number of the Company's shareholders, the Preferred Shareholders will agree to not deliver a Change of Control Election based on any Change of Control resulting from the Plan through March 31, 2001, provided that (a) the Preferred Shareholders shall have the right to approve any dividends that the Company pays to its common shareholders through March 31, 2001, other than quarterly dividends not exceeding current quarterly dividends paid out of operating cash (the definition of which will be agreed upon by the Company and the Preferred Shareholders in the definitive agreement) of the Company, and which may only be paid if the Company is current in its dividends to the Preferred Shareholders, and (b) after March 31, 2001, the Preferred Shareholders shall be entitled to deliver a Change of Control Election with respect to the Plan. Subject to paragraph 7 above and this paragraph 10, the Preferred Shareholders shall retain the right to deliver a Change of Control Election, which shall not be suspended, with respect to any event occurring after the date hereof other than with respect to the Plan or any event consistent with or pursuant to the Plan.

11. The definitive agreement between the Company and the Preferred Shareholders shall have attached to it a list of individuals acceptable to the Preferred Shareholders for election to the Board at the Company's next annual shareholders' meeting. The Board's nominees for directors to be elected at such meeting shall come from the individuals included on such list. In the definitive agreement, the Preferred Shareholders shall agree to vote at such meeting all their shares for the election of such nominees, for the Plan and against any other plan of liquidation which has not been approved by the Board.

12. The definitive agreement will also provide that Blackacre SMC Master Holdings, L.P. and Blackacre SMC II Holdings, LLC shall convert all of their Preferred OP units to the same series of Preferred Stock held or to be held by Westbrook Burnham Holdings, L.L.C. and Westbrook Burnham Co-Holdings L.L.C., subject to any reduction in the number of converted Preferred OP units required so as not to violate applicable NYSE listing regulations. If any such reduction is necessary, the Company agrees to amend the term of the Preferred OP units to provide for the same economic benefits to which the Preferred Stock is entitled to under the foregoing agreements.

PRESS RELEASE


                                                                   CONTACT:
                                   Daniel B. Platt, Chief Financial Officer
                                                          Tel: 619-652-4700
                                                          Fax: 619-652-4711
                                                           dbplatt@bpac.com

                                                                  EXHIBIT B


              BURNHAM PACIFIC ANNOUNCES PROPOSED LIQUIDATION


SAN DIEGO, August 15, 2000 -- Burnham Pacific Properties, Inc. (NYSE:BPP) today announced that its Board of Directors has completed its extensive review of the Company's strategic alternatives and has concluded that it is in the best interests of the Company's stockholders to liquidate the Company on an orderly basis.

In the fall of 1999, the Company retained Goldman, Sachs & Co. to assist the Company's Board of Directors in a review of strategic alternatives. Proposals to acquire the Company were solicited from numerous parties. After a thorough review, the Board of Directors determined that the bid prices and terms were not adequate. In addition, the Board of Directors considered and determined not to proceed with a proposal to reorganize the Company.

The Board of Directors intends to adopt a final plan of liquidation, in time for the plan to be submitted to and considered by the Company's stockholders at the upcoming annual stockholders meeting, currently scheduled for October 18, 2000. The Board of Directors plans to have the Company retain a third party to oversee and manage the liquidation process, and last week the Company began discussions with one such qualified third party. In this regard, the Company is soliciting proposals from a select number of additional qualified firms to manage the liquidation process. The Board of Directors will implement, and instruct the liquidation manager to implement, substantial reductions in operating expenses commencing in the fourth quarter of 2000.

The Company also announced that it has reached an agreement in principle with affiliates of Westbrook and Blackacre, the Company's two largest preferred equityholders, to support the Board of Director's decision to develop a plan of liquidation and to support an agreement with

                                                                  EXHIBIT B

a third party to oversee a plan of liquidation. The Company also expects to reach a definitive agreement with Westbrook and Blackacre shortly. At Westbrook's and Blackacre's request, the Board of Directors has amended the Bylaws of the Company to provide that stockholder proposals and nominations for directors for the Company's annual meeting must be presented to the Company not later than August 29, 2000, rather than the current August 19, 2000 deadline.

Additionally, in anticipation of the proposed liquidation, J. David Martin has resigned as chief executive officer and as a Director of the Company. Scott C. Verges, the Company's chief administrative officer and general counsel, will serve as the Company's interim chief executive officer.

Burnham Pacific is a real estate investment trust (REIT) that focuses on value-added retail real estate opportunities throughout the United States. The Company makes available on a quarterly basis supplemental information that includes property and corporate level detail which is available upon request. More information on Burnham Pacific may be found on the Company's web site at http://www.burnhampacific.com or by calling 800-462-5181.

This news release contains "forward-looking statements" that predict or indicate future events or trends or that do not relate to historical matters. There are a number of important factors that could cause actual events to differ materially from those indicated by such forward- looking statements. These factors include, but are not limited to, uncertainties in the strategic alternative process, the validity of the election of the Change of Control Preference by certain preferred stockholders and the impact of that election on the payment of future dividends, the ability to consummate a binding agreement with a third party with respect to the liquidation process, and the ability to consummate an agreement with the Company's preferred stockholders regarding their support for a plan of liquidation, as well as other factors

                                                                  EXHIBIT B

discussed in the Company's periodic reports filed with the Securities and Exchange Commission, including without limitation the risk factors that were disclosed in our Form 10- K which was filed with the SEC on March 30, 2000. You should be aware that the risk factors contained in that Form 10-K may not be exhaustive. Therefore, we recommend that you read the information in that Form 10-K together with other reports and documents that we file with the SEC from time to time, including our Forms 10-K, 10-Q and 8-K which may supplement, modify, supersede or update those risk factors.

                ADDITIONAL INFORMATION AND WHERE TO FIND IT

Burnham Pacific Properties, Inc. plans to mail a proxy statement to its stockholders containing information about the plan of liquidation. Investors and securityholders of Burnham Pacific Properties, Inc. are advised to read the proxy statement carefully when it becomes available because it will contain important information about the plan of liquidation, the persons soliciting proxies related to the liquidation, their interests in the liquidation, and related matters. Investors and securityholders may obtain free copies of the proxy statement (when available) and other documents filed by Burnham at the Securities and Exchange Commission's website at http://www.sec.gov.

Free copies of the proxy statement will also be available from Burnham by directing such requests to the attention of Mr. Daniel B. Platt, Chief Financial Officer, Burnham Pacific Properties, Inc., 110 West A Street, San Diego, California 92101, telephone (619) 652-4700.

                    INFORMATION CONCERNING PARTICIPANTS

Burnham, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Burnham stockholders in favor of the plan of liquidation. As of the date of this communication, the officers and directors of Burnham each

                                                                  EXHIBIT B


beneficially owned less than 1% of the outstanding common stock of Burnham, other than Malin Burnham who beneficially owns approximately 1.65%.

                                 -- End --